Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	RANDGOLD RESOURCES LIMITED

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	BlackRock Inc
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:[v]	26 August 2010
6. Date on which issuer notified:	1 September 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone over 12%
8. Notified details:
A: Voting rights attached to shares viii, ix

Class/type	Situation previous to		Resulting situation after the triggering transaction
of shares	the triggering
if possible	transaction
using the	Number of	Number of	Number of	Number of voting		% of voting rights [x]
ISIN CODE	Shares	Voting	shares	rights
		Rights	Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	10,729,659	10,729,659	N/A	N/A	10,930,407	N/A	12.07%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial	Expiration	Exercise/Conversion	Number of voting rights	% of voting rights
instrument	date xiii	Period xiv	that may be acquired if
the instrument is
exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction

Type of	Exercise	Expiration	Exercise/	Number of voting rights	% of voting rights xix, xx
financial	price	date xvii	Conversion	instrument refers to
instrument			period xviii
CFD				188,446	Nominal	Delta
					0.21%	0.21%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
11,118,853	12.28%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 11,118,853 (12.28%)

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Threshold Reporting Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

   Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares xxii
A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock Inc
Contact address (registered office for legal entities)	33 King William Street, London EC4R 9AS
Phone number & email	020 7743 5741; stuart.watchorn@blackrock.com
Other useful information (at least legal representative for legal persons)	Stuart Watchorn
B: Identity of the notifier, if applicable
Full name	D J Haddon
Contact address	3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information